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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              GARDEN BOTANIKA, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    364854109
                         ------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2); has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------                                -------------------------
CUSIP NO. 364854109                13G                     PAGE 2 OF 7 PAGES
-----------------------                                -------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Olympus Private Placement Fund, L.P.
          I.R.S. #06-1288030
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------- ----- -----------------------------------------------
       NUMBER OF            5    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               356,577
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ----- -----------------------------------------------
                            6    SHARED VOTING POWER

                                 None
                           ----- -----------------------------------------------
                            7    SOLE DISPOSITIVE POWER

                                 356,577
                           ----- -----------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 None
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          356,577
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5%, but approximately 5.3% if considered together with Olympus Executive Fund, L.P.
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
          PN
--------- ----------------------------------------------------------------------

                          *SEE INSTRUCTION BEFORE FILLING OUT!
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-------------------------                               ------------------------
CUSIP NO. 364854109                  13G                     PAGE 3 OF 7 PAGES
-------------------------                               ------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Olympus Executive Fund, L.P.
          I.R.S. #06-1440917
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------- ----- -----------------------------------------------
       NUMBER OF            5    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               22,000
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ----- -----------------------------------------------
                            6    SHARED VOTING POWER

                                 None
                           ----- -----------------------------------------------
                            7    SOLE DISPOSITIVE POWER

                                 22,000
                           ----- -----------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 None
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,000
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


          0.3%, but approximately 5.3% if considered together with Olympus Private Placement Fund, L.P.
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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INTRODUCTORY NOTE: This Amendment No. 1 amends the Statement on Schedule 13G
(the "Schedule 13G") filed by Olympus Private Placement Fund, L.P. and Olympus Executive Fund, L.P. on October 31, 1997. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13G.

               The Items from the Schedule 13G are hereby amended to read as follows:

ITEM 4         OWNERSHIP

               (a) Amount Beneficially Owned: As of December 31, 1997, OPPF had the beneficial ownership of 356,577 shares of Common Stock, representing 5% of the total outstanding shares of Common Stock, and OEF had the beneficial ownership of 22,000 shares of Common Stock, representing 0.3% of the total outstanding shares of Common Stock.

               (b) OPPF and OEF are the beneficial owners of, in aggregate, 378,577 shares of Common Stock. Such shares represent approximately 5.3% of the outstanding Common Stock.

               (c) To the best knowledge of OPPF, no person other than OPPF has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which OPPF may be deemed to beneficially own.

                      To the best knowledge of OEF, no person other than OEF has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which OEF may be deemed to beneficially own.

ITEM 10        CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998

                                   OLYMPUS PRIVATE PLACEMENT FUND, L.P.

                                   By:  OGP Partners, L.P., its General Partner



                                   By:  /s/ Robert S. Morris
                                      -----------------------------------
                                       Name:  Robert S. Morris
                                       Title:  Managing Partner

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1998

                                     OLYMPUS EXECUTIVE FUND, L.P.

                                     By:  OEF, L.P., its General Partner
                                            By:  RSM Corporation, its
                                            General Partner


                                            By:  /s/ Robert S. Morris
                                                 ------------------------
                                                 Name:  Robert S. Morris
                                                 Title:  Managing Partner

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                                                                      SCHEDULE I

                             JOINT FILING AGREEMENT

        The undersigned parties hereby agree that Amendment No.1 to the Schedule 13G filed herewith relating to the Stock of Garden Botanika, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: February 6, 1998

                                   OLYMPUS  PRIVATE PLACEMENT FUND, L.P.

                                   By:  OGP Partners, L.P., its General Partner



                                   By:  /s/ Robert S. Morris
                                        ----------------------------------
                                        Name:  Robert S. Morris
                                        Title:  Managing Partner


                                   OLYMPUS EXECUTIVE FUND, L.P.

                                   By:  OEF, L.P., its General Partner
                                        By:  RSM Corporation, its
                                        General Partner

                                       By:  /s/ Robert S. Morris
                                            -------------------------------
                                            Name:  Robert S. Morris
                                            Title:  Managing Partner